SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

1.	THIRD QUARTER 2011 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	FUTURE ACCOUNTING CHANGES

16.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

The following Management’s Discussion and Analysis (“MD&A”) is intended to supplement the unaudited interim consolidated financial statements of Silver Standard Resources Inc. (“Silver Standard” or “the Company”) for the three and nine months ended September 30, 2011, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Full disclosure of the Company’s IFRS accounting policies and a reconciliation of the previously disclosed opening balance sheet prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in note 25 to the unaudited interim consolidated financial statements for the period ended March 31, 2011. A reconciliation of previously disclosed comparative periods presented in accordance with Canadian GAAP to IFRS is set out in note 17 to the current interim financial statements.

The MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010 prepared in accordance with Canadian GAAP, the unaudited interim consolidated financial statements for the three months ended March 31, 2011 prepared in accordance with IFRS, the related MD&As, and the most recent Form 20-F on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, with reference to the reconciliations referred to above. All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of November 9, 2011.

Additional information relating to the Company, including the annual information form, is available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein.

1. THIRD QUARTER 2011 HIGHLIGHTS

  Net earnings of $21.8 million or $0.27 per share during the three months ended September 30, 2011.

  Completed the sale of the Bowdens project in Australia for $70 million recording a gain of $51.4 million.

  Closed the agreement to consolidate the Company’s ownership interest in the high-grade gold and silver San Luis project in Peru.

  Approved $25 million to accelerate the advancement of the Pitarrilla project in Mexico.

  Achieved one million man hours without a loss time injury at the Pirquitas mine in Argentina.

Subsequent to the quarter;

  Rebuilt the ball mill gearbox with new parts to position the Pirquitas mine with capacity to produce between 8 and 10 million ounces of silver per annum. The ball mill resumed production on November 5, 2011.

  Initiated spot silver concentrate sales while actively negotiating long-term sales contracts.

  Completed a Pirquitas mineral resources and reserve estimate resulting in a reduction of ounces in both categories, please refer to section 4 for more details.

2. OUTLOOK

The Company revised its production guidance to produce between 7.3 and 7.6 million ounces of silver in 2011 as a result of three performance issues with the ball mill gearbox (see news releases dated September 27, 2011 and October 24, 2011). Cost per ounce guidance is impacted by these lower production levels and is therefore high for the third quarter and is anticipated to remain high through the fourth quarter. The additional plant downtime in October and November after the revised guidance was issued means achieving the low end of this range will be a successful outcome for the remainder of the year in the Company’s view.

Operating costs for the nine months ended September 30, 2011 have remained in line with guidance at approximately $8 million per month, and cost control at the Pirquitas mine remains a key focus area. Although the cost per ounce is currently high due to low production volumes, when full operating capacity resumes, towards the end of 2011 and into 2012, the cost per ounce will revert to previous guidance.

For the year ended December 31, 2011 average direct mining costs are anticipated to be $13.00 per ounce of silver compared to previous guidance of $11.00 per ounce. Including by-product credits, third-party charges for smelting, refining, transportation, royalty and production taxes, average total cash cost is now estimated to be $21.00 compared with our previous guidance of $20.00 per ounce of silver. Including non-cash depreciation, amortization, total production cost is estimated at $26.00 per ounce of silver, compared to $24.00 per ounce previously.

We also expect to produce approximately 10 million pounds of zinc in 2011, unchanged from our previous guidance.

Please note the Company changed its presentation of cash costs per ounce during the second quarter of 2011 in line with the newly endorsed production cost guidance provided by The Silver Institute. Please refer to non-GAAP financial performance measures and the cautionary note regarding forward looking statements contained in this MD&A.

3. BUSINESS OVERVIEW

Silver Standard is engaged in the exploration, development and production of silver dominant resource properties located in the Americas.

The Company’s strategic focus is to optimize production of silver from the Pirquitas mine and to advance other principal development and exploration projects, including Pitarrilla, San Luis, Diablillos, Nazas and San Agustin. The Company has a large in-ground silver position and looks to exploit this for the benefit of the Company’s shareholders, and certain projects also contain significant gold resources and base metals. The Company’s future growth will be primarily driven through the development of core projects while monetizing others to support funding requirements.

4. RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

	September 30	June 30	March 31	December 31	September 30	June 30	March 31
Operating data	2011	2011	2011	2010	2010	2010	2010
Tonnes milled	245,127	295,004	307,745	313,051	320,174	345,661	276,375
Silver grades (g/t)	250	261	233	267	283	240	129
Silver recoveries (%)	82.9	80.0	73.6	76.3	66.3	63.7	53.2
Silver (ounces)
- produced	1,631,281	1,975,616	1,697,294	2,067,438	1,932,978	1,692,466	609,258
- sold	707,202	1,569,698	2,053,573	1,621,363	2,316,447	1,091,911	906,936

Average realized silver price ($/oz)	39.88	38.54	30.44	26.93	19.43	18.12	17.43
Average London spot silver price ($/oz)	38.79	38.17	31.66	26.43	18.96	18.32	16.76

Direct mining cost ($/oz) (1)	16.20	11.57	12.26	9.55	10.43	11.27	29.32
Total cash cost ($/oz) (1)	20.60	22.06	23.23	16.06	16.95	14.98	36.62
Total production cost ($/oz) (1)	24.55	25.26	26.99	19.00	19.89	18.22	46.13

Financial Data ($000s)
Revenue	26,152	47,271	60,053	45,077	41,557	14,091	11,531
Earnings (loss) from mine operations	11,492	15,838	27,859	24,975	7,426	(1,673)	(16,594)
Exploration expenditures	3,682	7,992	12,857	11,496	26,357	10,199	4,860

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Interim Statement of Income (loss) please refer to the non-GAAP measures section of this MD&A.

Mine production

The Pirquitas mine produced 1.6 million ounces of silver during the third quarter of 2011 compared with 2.0 million ounces in the second quarter of 2011 and 1.9 million ounces in the third quarter of 2010. The lower production in the current quarter, as compared to the second quarter of 2011, resulted from a 17 day ball mill shutdown in July 2011 and a further 7 day shutdown in September 2011 to refurbish the gearbox. In the period between these two shutdowns the plant was achieving design rates with daily average production of 26,000 ounces of silver and recovery rates of 83%. The gearbox has now been completely rebuilt with new parts and recommenced operating in early November. This rebuild put the gearbox in near-new condition. Shipping of a replacement gearbox from Europe is also scheduled for November with arrival on site in January 2012.

Operations were also impacted by import restrictions which were imposed by the Argentine government on all industries. Most significantly impacted was the operation of the jig circuit where a lack of spare parts shut down the plant for several days and in the mine, where loading, drilling and haulage equipment availability was lower as units were idled awaiting spare or replacement parts.

During the third quarter 245,127 tonnes of ore were processed at an average milling rate of 2,664 tonnes per day, compared to 295,004 tonnes at an average of 3,241 tonnes per day achieved in the second quarter of 2011 and 320,174 tonnes at an average milling rate of 3,480 tonnes per day in the third quarter of 2010. The reduced tonnage processed during the third quarter of 2011 resulted from the aforementioned ball mill shutdowns to refurbish the gearbox. However, the average milling rate in the third quarter of 2011 per operating day was in excess of 3,600 tonnes per day.

The ore milled during the third quarter of 2011 contained an average silver grade of 250 g/t and achieved average silver recovery of 83%, a significant improvement compared to a silver grade of 261 g/t and recovery of 80% in the second quarter of 2011 and a silver grade of 283 g/t and recovery of 66% in the third quarter of 2010. The strong recovery achieved during the third quarter of 2011 was due principally to consistent feed and continuous improvements to the crushing and flotation circuits.

The mine produced a total of 3.3 million pounds of zinc in the third quarter of 2011 compared to 2.8 million pounds in the second quarter of 2011. The increase in zinc production, despite the reduced operating days, is due to higher grades being processed and better recoveries being achieved. The total zinc production for the year stands at 9.3 million pounds, 93 per cent of full year guidance.

Mine operating costs

During the second quarter of 2011 the Company adopted The Silver Institute’s presentation guidance for production costs. This disclosure guidance differed from the Company’s previous methodology, therefore previous disclosures have been restated to conform to the amended presentation.

Direct mining costs in the third quarter were $16.20 per ounce of silver compared to $11.57 per ounce in the second quarter of 2011 and $10.43 per ounce in the third quarter of 2010. As discussed previously under the ‘Outlook’ section the increase in the third quarter unit cost versus the second quarter was primarily driven by the lower number of ounces produced in the third quarter compared to the second quarter. Operating costs were also higher in the third quarter as a result of additional repairs and maintenance costs associated with the refurbishment of the ball mill gearbox, and additional maintenance costs and external costs associated with the import restrictions that affected the ability to obtain quality spare parts.

Total cash cost, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $20.60 per ounce compared to $22.06 per ounce of silver in the second quarter of 2011 and $16.95 per ounce in the third quarter of 2010. Treatment and refining costs, as well as royalties and production taxes are all a function of sales prices and are recorded for the actual ounces sold during the quarter. Consequently, on a per ounce basis, the variability from quarter to quarter is due to sales prices and the difference between production and sale volumes. The lower incremental per ounce impact of these costs in the third quarter of 2011 compared with the second quarter of 2011 and the third quarter of 2010 is due to a lower volume of sales in the current quarter. Higher prices achieved on sales in the current quarter partially offset the volume impact compared to the third quarter of 2010.

Total production cost, which includes depreciation and amortization, was $24.55 per ounce in the third quarter of 2011 compared to $25.26 in the second quarter of 2011 and $19.89 in the third quarter of 2010. The depreciation and amortization costs are largely fixed, and are higher on a per ounce basis in the current quarter due to lower production volumes.

Pirquitas Mineral Resources and Reserve

As part of the Company’s ongoing production-reserve reconciliation and mine planning, and to delineate the deposit in greater detail for the mine’s mineral resources and reserve estimates, the Company undertook a comprehensive drilling campaign between the fourth quarter of 2010 and September 2011. Assay results from these drill-holes have been utilized by the Company’s Qualified Persons (“QPs”) to complete advanced modeling of the deposit’s current mineral resource and reserve. Model validation included detailed reconciliation with grade control and mine production data. The outcome of this modeling work is shown below in the following two tables.

Pirquitas Mineral Resources Estimate as of September 30, 2011 (Total Measured and Indicated Resources are Inclusive of Total Reserve).

Classification	Tonnage (Mt)	Silver Grade (g/t)	Zinc Grade (%)	Contained Silver (Moz.)	Contained Zinc (Mlbs)
Measured	13.5	156.2	0.49	68.0	144.9
Indicated	16.3	142.3	0.91	74.6	328.4
Stockpiles (Indicated)	3.0	78.5	1.50	7.5	98.1
Total Measured and Indicated	32.8	142.2	0.79	150.1	571.4
Cortaderas Breccia Inferred	2.0	152.0	5.4	9.9	239.3
Cortaderas Valley Inferred	5.0	78.6	1.1	12.6	120.8
Total Inferred	7.0	99.8	2.3	22.5	360.1

Notes to table above:

1.	Dr. Warwick Board, Ph.D. (Geology), P.Geo., is the Qualified Person (QP) for the reported mineral resource estimates.
2.	All mineral resources have been classified in accordance with current CIM definition standards.
3.	The reported Measured and Indicated Resources represent resources estimated to exist below the as- mined surface as of September 30, 2011.
4.

The multiple-indicator kriging (MIK) modeling methodology was employed for estimates of the Measured and Indicated Resources, whereas ordinary kriging was used to estimate the Cortaderas Breccia Inferred Resource and single-indicator kriging was utilized for the Cortaderas Valley Inferred Resource.

5.	A silver cut-off grade of 50 g/t Ag was used for all of the reported resource estimates.
6.

A capping grade of 1,600 g/t Ag was utilized for the Cortaderas Breccia mineral resource estimate, while capping grades of 235 g/t Ag and 10% Zn were used for the Cortaderas Valley mineral resource estimate. Due to the nature of the MIK modeling technique, no grade capping was required for the Measured and Indicated resource estimates for the mine.

7.

Detailed bulk density modeling, taking into account voids created by historical underground mining and differential rock densities, resulted in an average bulk density value of 2.60 tonnes per cubic meter for the Measured and Indicated resource estimates and 2.71 for the Cortaderas area combined resource.

8.	Sums may not equal reported totals due to rounding.

Dr. Warwick Board, Ph.D. (Geology), P. Geo., the QP who completed the mineral resource estimates reported here has been employed by the Company as Senior Resource Geologist since August 2009, and before joining the Company was Principal Consultant with Snowden Mining Industry Consultants. The NI 43-101 Technical Report supporting these resource estimates will be filed on SEDAR within 45 days from the date of this document.

Pirquitas Mineral Reserve Estimate as of September 30, 2011.

Classification	Tonnage (Mt)	Silver Grade (g/t)	Zinc Grade (%)	Contained Silver (Moz.)	Contained Zinc (Mlbs)
Proven	10.4	181.2	0.52	60.4	117.9
Probable	5.1	168.9	1.04	27.6	117.1
Reserve Stockpiles	1.2	129.2	1.03	5.0	27.6
Total Reserve	16.7	173.7	0.71	93.1	262.6

Notes to table above:

1.	R. Bruce Kennedy, BS (Mining Engineering), P. E. is the Qualified Person for the reported mineral reserve estimates.
2.	Trevor Yeomans, B.Sc. (Mineral Processing), P. Eng., is the Qualified Person who provided metallurgical parameters that were incorporated in the reserve estimates.
3.	All mineral reserves have been classified in accordance with current CIM definition standards.
4.

Reported mineral reserves were estimated using the Measured and Indicated Resources shown in the Mineral Resource table above, excluding 1.2 Mt Indicated Resource estimated for the Oploca Vein to contain approximately 8.2 Moz. silver. The estimated Oploca mineral resource lies just beyond the southern limits of the current pit design.

5.	Metal prices used in reserve estimates are $25.00 per ounce of silver and $2,403 per tonne of zinc.
6.	Mining costs are as per 2011 actual costs, with estimated productivity changes incorporated.
7.	Mill and general administrative costs were estimated on the basis of 2011 actual costs, incorporating projections to full and stable production.
8.

The Mineral Reserve is quoted within a pit design that utilizes geotechnical parameters proven from actual performance. The design was created using a geometry guideline from a Lerche-Grossman algorithm that maximizes the reserve cash flow.

9.	Average open-pit strip ratio of 4.89:1 total:ore was used.
10.	The cut-off grade was developed on a net smelter return (NSR) basis that uses a total operating cost of $35.52 per tonne of ore.
11.

Metallurgical recovery formulas were applied for silver and zinc concentrates that reflect increasing recovery with increasing head grade. Average metallurgical recovery for silver is 79.8 percent, and for zinc 42.9 percent.

R. Bruce Kennedy, BS (Mining Engineering), P.E., the QP who has approved the estimated mineral reserve reported here, is the General Manager of the Pirquitas Mine, having joined the Company in March 2011. Mr. Kennedy has extensive mine management experience and prior to joining the Company was a senior mining consultant with SRK Consulting. A NI 43-101 Technical Report supporting the tabulated Reserve estimates will be filed on SEDAR within 45 days from the date of this document.

Significant factors affecting the new mineral resources and reserve estimates include the following:

  the determination that silver mineralization which exists between high-grade veins in the upper parts of the deposit becomes less prevalent and of uneconomic grade in the lower parts of the deposit;
  increases in operating cost per tonne ore from $22.00 to $35.52, which include an increase in waste mining costs, general and country-specific inflation over three years and some incremental tailing storage costs;
  depletion of 18.6 million ounces of silver since the start of production in 2009 until September 30, 2011;
  understanding of processing and cost of production following mining through the pit to the sulphide ore which commenced in the third quarter of 2010; and
  the decision to exclude at this time cost credits from the production of tin until an economically viable processing method has been designed and tested;

The 2008 Mineral Resources estimate and the 2011 Mineral Resources estimate have been reported on different bases. The former was reported on a silver-equivalent basis, including the economic benefit of tin. This mineral reserve estimate totaled 195.1 million ounces of silver and 550 million pounds of zinc contained as stated in a NI 43-101 Technical Report, dated September 29, 2008 and filed on SEDAR. The 2011 Mineral Resources estimate uses a 50 g/t silver only cut-off. The 2010 and 2011 drilling has enabled improvement in the Company’s interpretation of geological controls on the mineralization and the 2011 mineral resources model has been validated through reconciliation of grade control and mine production data.

The Company is focused on opportunities for cost reduction, pursuing the option of dry-stacking of tailings and is investigating processes for tin recovery which together are expected to bring resources back into reserves. Extensive ‘brownfield’ exploration is also being conducted on the property with encouraging results to date. In 2011, the Company’s exploration team identified two significant silver and zinc-bearing breccia bodies; one that is currently being mined from the open-pit and another that is located approximately 200 meters north of the pit in a resource area referred to as Cortaderas (see the Mineral Reserve Estimate table above).

The Company’s exploration efforts will continue in the pursuit of delineating new resources and reserves on the Pirquitas property. Metallurgical engineering work will also continue on the development and implementation of a process to recover the significant tin mineralization found in the Pirquitas ore.

Notwithstanding the Company estimates that the noted changes to the mine’s mineral Resources and Reserve estimate, from 2012 onwards Pirquitas will continue operating for 6.5 years as an 8-10 million ounces per annum silver producer, with a further 2.5 years of production of approximately 3 million ounces of silver per annum coming from stockpiles. This mine life estimate is based on $25.00 per ounce of silver and $2,403 per tonne of zinc and could be extended assuming the continuation of current market prices of approximately $35 per ounce of silver.

Exploration drilling program

In addition to the comprehensive in-fill drilling program that was completed in 2011 in the area of the San Miguel open-pit, the Company diamond drilled 1,837 meters at an exploration target located just 200 meters north of the pit in the Cortaderas Valley. The main target at Cortaderas consists of a steeply plunging breccia body where the breccia matrix is composed of silver-bearing iron and zinc sulphide mineralization. To date, nine relatively closely spaced drill-holes have intersected the mineralized breccia body. The results from this drilling are encouraging, with intercepts from a select number of the boreholes being highlighted in the table below. Based on the drilling completed to date, Dr Warwick Board, the Company’s Senior Resource Geologist and QP has estimated an Inferred Resource for the breccia of 2.0 million tonnes averaging 152 g/t silver and 5.4% zinc, for approximately 9.9 million ounces of contained silver, at a 50 g/t Ag cut-off grade. Sulphide-rich, vein-hosted mineralization has been intersected by drill-holes in the vicinity of the above mentioned breccia body and is estimated to contain an additional 12.6 million ounces of silver in the Inferred Resource category (refer to the above Mineral Resources table for details).

Select Drill-hole Intersections of the Cortaderas Breccia:

Drill-Hole	From (m)	To (m)	Length² (m)	Ag (g/t)	Sn (%)	Zn (%)
DDH-099³	145.0	250.0	105.0	194.3	0.17	6.17
including	177.0	219.0	42.0	371.4	0.35	9.91
DDH-167¹	80.0	312.0	232.0	183.2	0.13	5.40
including	117.0	151.3	34.3	631.5	0.17	12.08
and including	198.0	234.0	36.0	386.1	0.30	9.02
DDH-214¹	156.0	374.0	218.0	477.3	0.38	7.97
including	218.0	276.0	58.0	1,007.7	0.39	12.83
and including	282.0	328.0	46.0	928.3	1.03	16.15
DDH-216¹	257.0	421.0	164.0	59.6	0.11	3.82
including	337.7	385.4	47.7	166.7	0.18	9.07
DDH-217¹	91.0	290.0	199.0	84.2	0.06	3.19
including	120.4	128.0	7.6	552.8	0.22	4.31

Notes to the table above:

1.	Holes are oriented at shallow angles to inferred plunge orientation of mineralized breccia body.
2.	Intercepts are not true thicknesses. These are to be determined by follow-up drilling.
3.	Hole intersected the breccia body at a high angle and ended in mineralization.
4.

All samples were submitted to ALS Chemex for preparation and analysis at its facilities in Mendoza, Argentina. Samples were analyzed using a 4-acid digestion and ICP-AES finish for a suite of 35 elements. Additional tin analyses were performed using the XRF analytical technique. Samples containing greater than 200 ppm Ag and/or greater than 100,000 ppm Zn were re- analyzed using a 4-acid digestion with AAS finish for both elements.

5.

Silver Standard’s QA/QC protocol consists of the regular insertion of control standard and blank samples together with the analysis of field duplicate samples. Approximately 14% of all samples analyzed represent QA/QC samples.

6.	Dr. Warwick Board, Ph.D. (Geology), P.Geo., is the Senior Resource Geologist at Silver Standard Resources Inc. and is the QP who has verified the data presented in the above table.

Fiscal stability agreement

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that Pirquitas is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid to date, and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

As of September 30, 2011 the Pirquitas mine has paid $6.6 million in duties, however, despite the order to cease payment, the Company has continued to accrue duties in full until the outcome of the claim is known with certainty. At September 30, 2011, the accrued liability totaled $12.3 million, of which $9.5 million has been included in cost of sales for the nine month period ended September 30, 2011. If these duties are recovered the benefit will be recognized in the statement of earnings for the full amount in the period recovery becomes virtually certain.

On October 26, 2011 the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentina Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. Although the fiscal stability agreement also includes stability over foreign exchange controls the government has removed such benefits. The Company will comply with all laws and regulations, and is in the process of determining what impact this has on the business.

5. REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $2.7 million was spent during the quarter at the wholly-owned Pitarrilla project located in the state of Durango, Mexico compared to $9.8 million in the same quarter of the prior year.

On August 10, 2011 the Company committed a total of $25.0 million to accelerate the advancement of the Pitarrilla mining complex. A feasibility study is scheduled to be completed in the first half of 2012 and if approved, detailed design and construction will commence thereafter leading to production in approximately two years. The $25.0 million allows for the purchase of critical path process equipment and to date work has commenced on access roads, water wells, and constructing the workers’ camp. The Company also continues to build the management team, notably with the recruitment of a new general manager.

A campaign of diamond drilling was also conducted during the second and third quarters, with 83 boreholes and a total of 13,867 meters being drilled. This drilling program was designed to provide in-fill assay data for an enhanced estimate of the project’s ‘oxide’ silver resource as well as geotechnical and metallurgical information that will be used for mine design and optimization.

The Pitarrilla project currently comprises Probable Mineral Reserves of 91.7 million ounces of silver, Measured and Indicated Resources containing 551.6 million ounces of silver and Inferred Resources containing 82.2 million ounces of silver.

San Luis, Peru

A total of $1.3 million was spent during the quarter at the now wholly owned San Luis project in Peru compared to $1.2 million in the same quarter of the prior year. On July 28, 2011, the Company completed the previously announced agreement, and acquired the remaining 30% interest in the San Luis project from the Company’s former joint venture partner, Esperanza Resources Corp. (“Esperanza”). Under the terms of the agreement, the Company paid $17.9 million in cash, transferred to Esperanza the 6.459 million shares of Esperanza that the Company owned, and granted to Esperanza a 1% net smelter return royalty on future revenues earned from the project.

Long-term land access negotiations advanced with two local communities and work also continued on completing the required Environmental Impact Study (“EIS”). The completion of the land access agreements and the EIS will enable a construction decision to be made, which is expected to happen during 2012.

During the quarter mineral prospecting on the property resulted in the discovery of a set of northwesterly trending quartz veins which were tested for their precious metal content with the collection of 265 rock-chip samples. Assay results for these samples indicate sections of these veins are significantly mineralized with gold and require further assessment by diamond drilling. In addition the Company contracted an external consultant in porphyry copper deposits to examine and assess the potential of the BP Zone. This zone of widespread hydrothermal alteration and base metal mineralization is centered about 4 kilometers southwest of the Ayelen vein-hosted gold-silver deposit. It was concluded that the alteration and mineralization found at the BP Zone is most likely related to a porphyry intrusion and warrants additional drill-testing. Exploration programs to further evaluate the epithermal gold and porphyry copper targets are being planned.

The San Luis project comprises Proven and Probable Mineral Reserves of 7.2 million ounces of silver and 0.29 million ounces of gold. These Reserves are 100% attributable to the Company as of July 28, 2011, following its consolidation of ownership.

Nazas, Mexico

A total of $1.6 million was spent during the quarter at the Company’s Nazas project, compared to $0.2 million during the same quarter of the prior year.

Nazas, which until recently comprised three contiguous mineral properties covering approximately 236 square kilometers, is centered about 16 kilometers east of the Pitarrilla project and covers an extensive system of gold- and silver-bearing quartz veins and related hydrothermal alteration. Several of these vein targets have now been tested, with approximately 4,187 meters being drilled in the third quarter for a total of 12,587 meters coming from 22 boreholes. Early in the campaign, drill-holes intersected gold mineralization in epithermal quartz veining that prompted the addition of seven holes to the original program.

Subsequent to the quarter end the Company elected not to continue its option to purchase the Navidad claim group at the centre of the Nazas project area due to the fact that assay results from boreholes drilled on the claims were insufficiently positive to justify the costs to maintain the option to purchase agreement with the owner of the claims. Notwithstanding our decision on the Navidad property, the geological information provided by this year’s drilling campaign will be utilized in the planning of future drilling on the other two Nazas properties which are wholly owned by the Company. Our goal at Nazas continues to be the discovery of precious metal-rich polymetallic mineralization.

Diablillos, Argentina

A total of $0.7 million was spent during the quarter at the Company’s wholly owned Diablillos project (which is located 275 kilometers south of the Pirquitas Mine in northwestern Argentina) compared to $0.7 million in the same quarter of the prior year.

Expenditures for the quarter include administrative, property taxes and camp maintenance costs. Fieldwork in the quarter mainly comprised rock sampling to identify satellite zones of near-surface oxidized gold mineralization that would complement the resources defined in the main Oculto silver-gold deposit. A number of prospects were identified for follow-up mechanized trenching and additional sampling, and depending on the results of this work which will be completed in the fourth quarter, several of these targets are expected to be drilled next year with shallow boreholes.

The Oculto deposit at the Diablillos project has an Indicated Mineral Resource that contains 77.1 million ounces of silver and 0.64 million ounces of gold, with additional Inferred Resources containing 6.3 million ounces of silver and 0.19 million ounces of gold.

San Agustin, Mexico

A total of $0.2 million was spent during the quarter at the Company’s wholly-owned San Agustin project located in Durango State, Mexico compared to the $0.5 million spent in the same quarter of the prior year. Most of the third quarter expenditure was incurred as property holding costs and other administrative expenses.

Advanced negotiations were conducted during the quarter with three parties that control the property surface rights. Once land access agreements are in place a 5,000 meter-long diamond drilling program will be initiated, likely in the first quarter of 2012. The objective of the drilling program will be to expand the near surface oxidized gold resource that was partially defined in 2008 by Geologix Explorations which comprehensively explored the property under an option agreement with the Company. Geologix was unable to fulfill its option commitments and therefore the option was terminated in early 2009 with the Company regaining 100% of the mineral rights to the property. In addition to the proposed program of infill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxide gold mineralization.

The San Agustin project currently comprises an Indicated Mineral Resource of 47.8 million ounces of silver and 1.59 million ounces of gold, along with an Inferred Resource of 36.9 million ounces of silver and 1.06 million ounces of gold.

6. SUMMARIZED FINANCIAL RESULTS

The following table sets out selected quarterly results, which are stated in thousands of U.S. dollars, except per share amounts.

		2011			2010				2009 (1)
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Revenue	26,152	47,271	60,053	45,077	41,557	14,091	11,531	5,442	-	-	-
Income (loss) from mine operations	11,492	15,838	27,859	24,975	7,426	(1,673)	(16,594)	(2,523)	-	-	-
Net income (loss)	21,836	45,765	9,943	367,164	(10,407)	(9,385)	(3,376)	(9,126)	(95)	(1,374)	(2,598)

Basic earnings (loss) per share	0.27	0.57	0.12	4.63	(0.13)	(0.12)	(0.04)	(0.13)	(0.00)	(0.02)	(0.04)
Dliuted earnings (loss) per share	0.27	0.57	0.12	4.60	(0.13)	(0.12)	(0.04)	(0.13)	(0.00)	(0.02)	(0.04)

Cash and cash equivalents	355,903	368,759	260,733	232,311	35,839	57,719	102,995	26,659	42,886	52,835	107,723
Total assets	1,249,570	1,252,360	1,178,644	1,147,990	717,749	701,356	721,795	749,925	718,259	653,622	650,512
Working capital	428,627	418,812	335,764	306,891	65,201	89,429	117,441	24,515	27,036	37,890	92,440
Convertible notes	123,418	122,612	118,924	118,201	114,517	113,981	110,429	112,815	109,563	109,396	106,217

(1)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Three months ended September 30, 2011 compared to the three months ended September 30, 2010

Net income for the three months ended September 30, 2011 was $21.8 million ($0.27 per share) compared to a net loss of $10.4 million ($0.13 per share) in the third quarter of 2010. The following is a summary and discussion on significant components of income and expenses recorded during the quarter compared to the same period in the prior year.

During the third quarter 2011 the Company recorded total revenues from the Pirquitas Mine of $26.2 million from the sale of 0.7 million ounces of silver. Shipments made in the period realized an average price of $39.88 per ounce, excluding the impact of quarter end price adjustments, and 3.9 million pounds of zinc realized an average price of $1.01 per pound. This is compared with the third quarter of 2010 which recorded revenues of $41.6 million from the sale of 2.3 million ounces of silver at an average realized price of $19.43, and no zinc sales. The reduction in sales recognised is reflective of the volume of silver ounces sold, partially offset by the significant increase in the price of silver. Zinc pounds sold in the third quarter of 2011 contributed $2.8 million to total revenues.

Since the mine’s initial start-up silver concentrates have been sold pursuant to a sales contract to a single customer. The contract was terminated during the quarter and as a result volumes of silver concentrate sold were significantly lower than prior quarters. Zinc concentrate sales were unaffected. Subsequent to the quarter individual spot sales of silver concentrate have been completed, and the Company is continuing negotiations to establish long-term contracts with various counterparties.

Cost of sales for the third quarter 2011 was $14.7 million compared to $34.1 million in the third quarter of 2010. This resulted in income from mine operations of $11.5 million in the third quarter of 2011 compared to $7.4 million in the third quarter of 2010. The reduction in cost of sales is primarily due to the volume of product sold. Margins improved significantly, primarily as a result of higher silver prices.

General and administration expenses for the three months ended September 30, 2011 were $6.7 million compared to $6.3 million in 2010. The increase recorded is primarily due to higher employee related costs related to growth in the Company’s headcount through the last year, severance payments, higher travel and corporate administrative expenses, partially offset by lower valuations of certain share-based compensation arrangements which are closely aligned to the Company’s share price.

Exploration costs of $1.7 million for the third quarter of 2011 relate primarily to the drilling program at the Pirquitas mine which primarily occurred in 2011. Such costs at the operating property are expensed in line with the Company’s accounting policy.

During the quarter the Company completed the sale of the Bowdens project in Australia to Kingsgate Consolidated Limited (“Kingsgate”). The Company received $35.0 million in cash, 3.4 million shares of Kingsgate (with an approximate value of $25.6 million), and will receive two additional cash payments of AUD5 million on each of December 31, 2011 and June 30, 2012. Total consideration was approximately $70.5 million, and the Company recognised a gain on sale of $51.4 million (after tax gain of $36.4 million).

Other income (expenses) in the third quarter of 2011 was a net gain of $7.4 million compared to net losses of $2.0 million in the third quarter of 2010. The net gain in 2011 included: a gain of $5.4 million from the re-measurement of financial instruments held at fair value through profit and loss (“FVTPL”); a dilution gain of $1.8 million resulting from a private placement made by Pretium Resources Inc. (“Pretium”), in which the Company did not participate, which diluted the Company’s interest from 28.86% to 28.39%; and a $5.5 million gain recognised in the income statement following the disposal of Esperanza shares as part of the acquisition of the non-controlling interest (any unrecognised gains in relation to these securities had previously been recorded in other comprehensive income). Also, in October 2011 the Company decided not to continue with an option to purchase agreement for the Navidad claim group that formed part of the Nazas property in Mexico, and as a result wrote off all $4.5 million costs associated with this specific mineral property. The net loss in 2010 primarily comprised a loss of $2.7 million from the re-measurement of financial instruments held at FVTPL.

The Company recorded a foreign exchange loss for the three months ended September 30, 2011 of $5.2 million compared to a loss of $6.2 million in the same period of 2010. The Company’s main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentinean pesos. Canadian dollar assets generated losses due to the weakening of the Canadian dollar against the U.S. dollar, and a weakening Argentine Peso against the U.S. dollar, on a net Peso asset balance.

In the three months ended September 30, 2011 there was an income tax expense of $30.9 million compared to a recovery of $0.8 million in the third quarter of 2010. Of the total tax expense in the third quarter of 2011, $15.3 million reflects the tax expense following the sale of the Bowdens property, and the balance relates to changes in deferred tax liabilities.

Nine months ended September 30, 2011 compared to the nine months ended September 30, 2010

Net earnings for the nine months ended September 30, 2011 were $77.5 million ($0.97 per share) compared to a net loss of $23.2 million ($0.30 per share) in the same period of 2010. The following is a summary and discussion on significant components of income and expenses recorded during the nine month period compared to the same period in the prior year.

During the nine months ended September 30, 2011 the Company recorded total revenues from the Pirquitas mine of $133.5 million from the sale of 4.3 million ounces of silver. Shipments made in the period realized and average price of $36.29 per ounce, excluding the impact of quarter end price adjustments, and 9.7 million pounds of zinc realized an average price of $1.04 per pound. This is compared with the first nine months of 2010 which recorded revenues of $67.2 million from the sale of 4.3 million ounces of silver with an average realized price of $18.32, with no zinc sales. The relative increase in sales is reflective of the significant increase in the price of silver as well as zinc pounds sold.

Cost of sales for the nine months ended September 30, 2011 was $78.3 million compared to $78.0 million in the first nine months of 2010. This resulted in earnings from mine operations of $55.2 million in 2011 compared to a loss of $10.8 million in the first nine months of 2010. Cost of sales remained consistent and margins improved ostensibly as a result of higher silver prices.

General and administration expenses for the nine months ended September 30, 2011 were $20.3 million compared to $19.6 million in 2010. There was an increase in employee related costs related to growth in the Company’s headcount through 2011, higher travel and corporate administrative expenses, partially offset by lower consulting costs.

Exploration costs of $5.1 million for the first nine months of 2011 relate primarily to the drilling program at the Pirquitas mine which primarily occurred in 2011.

The gain on sale of mineral properties recorded in the nine months ended September 30, 2011 was primarily from the aforementioned sale of the Bowdens property in Australia for which a pre-tax gain of $51.4 million was recorded. In the nine months ended September 30, 2010 the Company recorded a pre-tax gain on sale of mineral properties of $13.1 million following the sale of the Company’s 100% interest in the Silvertip property located in British Columbia, Canada.

In the nine months ended September 30, 2011 the Company partially disposed of its interest in its associate Pretium, by selling 11.5 million units (each unit comprised one common share of Pretium held by the Company and one half of a warrant to purchase an additional share of Pretium within a year for C$12.50) for gross proceeds of $120.1 million resulting in a pre-tax gain of $39.3 million.

Other income (expenses) in the nine months ended September 30, 2011 totalled a gain of $13.8 million compared to a gain of $12.4 million in the same period of 2010. The main constituents in 2011 were; a gain of $13.5 million from the re-measurement of financial instruments held at FVTPL; a gain of $2.4 million from the reversal of a previous impairment loss on the Aurcana Corporation (“Aurcana”) convertible debenture; the above noted dilution gain of $1.8 million; gain on disposals of marketable securities of $5.5 million; and offset by the Company’s share of losses of its associate of $4.6 million. Also, in October 2011 the Company decided not to continue with an option to purchase agreement for the Navidad claim group that formed the central part of the Nazas property in Mexico, and as a result wrote off all $4.5 million costs associated with this specific mineral property. In the nine months ended September 30, 2010 there was a gain on the re-measurement of financial instruments held at FVTPL of $9.2 million and a gain on the sale of marketable securities of $3.1 million.

The Company recorded a foreign exchange loss for the nine months ended September 30, 2011 of $3.1 million compared to a loss of $6.9 million in the same period of 2010. The Company’s main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentinean pesos. Canadian dollar assets generated losses due to the weakening of the Canadian dollar against the U.S. dollar, and a weakening Argentine Peso against the U.S. dollar, on a net Peso asset balance.

In the nine months ended September 30, 2011 there was an income tax expense of $41.7 million compared to a recovery of $0.2 million in the first nine months of 2010. Of the total tax expense in 2011, $9.7 million is in relation to the Pirquitas mining operations, $15.0 million at the corporate level largely recognising the current tax on the sale of the Pretium shares, and $15.3 million of taxes payable in relation to the disposition of the Bowdens property.

7. LIQUIDITY

At September 30, 2011, the Company held $355.9 million in cash and cash equivalents and $36.4 million in marketable securities compared to $232.3 million and $33.5 million respectively at December 31, 2010. The increase in cash for the nine months ended September 30, 2011 was the result of cash inflows from operations of $12.9 million, $19.2 million generated from financing activities, and $91.5 million from investing activities.

Operating Activities
The Company recorded a net cash inflow from operations of $12.9 million in the nine months ended September 30, 2011, compared to an outflow of $18.8 million in the same period in 2010.

The inflow in 2011 was partly from positive cash flows from the Pirquitas mine of approximately $39 million, offset by a net cash outflow from corporate activities. These involved general and administration cash payments of $15 million, interest payments of $6 million, tax installments of $14 million and the receipt of $8 million from Aurcana from repayment of part of the convertible debenture receivable.

Financing Activities
The Company generated a total of $19.2 million in the nine months ended September 30, 2011 through financing activities as compared to $109.6 million in the corresponding period in 2010. Proceeds in 2011 were received upon the exercise of stock options, and in 2010 $107.8 million was from a public share offering of 6.8 million shares at C$17.00 per share, and $1.8 million from the exercise of stock options.

In the nine months ended September 30, 2011, a total of 949,891 (2010 – 125,263) shares were issued on the exercise of stock options for total proceeds received of $19.2 million (2010 - $1.8 million). The weighted average exercise price of options exercised was C$19.59 (2010 - C$15.20) per share.

Investing Activities
The Company generated a total of $91.5 million in the nine months ended September 30, 2011 through investing activities as compared to an outflow of $81.6 million in the corresponding period in 2010.

During the nine months ended September 30, 2011 the Company spent $20.4 million compared to $42.9 million in the prior period for sustaining capital at Pirquitas. Capital expenditure in 2011 was primarily to increase the size of the tailings dam, and implementing a new tertiary crushing circuit, while the large cash expenditure in the same period in 2010 was primarily related to the payment of construction-related payables from 2009.

The Company spent the following on its mineral exploration projects:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$000's	$000's	$000's	$000's

Berenguela	37	1,291	276	2,046
Diablillos	692	727	1,906	1,436
Pitarrilla	2,732	9,847	14,385	15,873
San Agustin	248	479	509	946
San Luis	1,267	1,175	4,845	5,633
Snowfield(1)	-	5,637	-	9,373
Brucejack(1)	-	6,673	-	10,658
Nazas	1,636	203	4,001	799
Other	386	746	1,207	1,576
Change in non-cash working capital	(3,316)	(421)	(2,598)	(6,924)

Cash spent on exploration and development properties	3,682	26,357	24,531	41,416

(1) The Snowfield and Brucejack properties were sold in December 2010 and hence there were no expenditures in 2011.

The Company spent $10.3 million in value added tax (“VAT”) primarily in Argentina related to the Pirquitas mine for the nine months ended September 30, 2011 compared to $15.2 million in the prior year due to the lower level of expenditure in the current period compared to the payment of construction payables towards the beginning of 2010. The Company continues to work with the fiscal authorities regarding the process of recovering the VAT, which requires applications to be submitted as metal concentrates are exported.

During the nine months ended September 30, 2011 the Company received $112.9 million from the sale of 11.5 million units of Pretium, $52.0 million from the sale of mineral properties ($35.0 million from Bowdens and $17.0 million from the final payment in relation to the sale of the Snowfield and Brucejack properties completed in 2010), and paid $18.1 million to acquire the 100% ownership interest in the San Luis project in Peru.

Marketable securities
There was an increase in marketable securities of $2.9 million in the nine month period ended September 30, 2011. This resulted from fair value increases of $10.6 million and the receipt of 3.4 million shares of Kingsgate with a period-end value of $24.2 million, offset by the disposal of 6.5 million shares of Esperanza which had a value of $10.5 million. There is a hold clause on the Kingsgate shares of six months from the date that the transaction closed.

Working capital
Working capital at September 30, 2011 was $428.6 million, an increase of $121.7 million from December 31, 2010. The increase in working capital resulted primarily from a $123.6 million increase in cash and cash equivalents as discussed above and an increase in inventory of $38.6 million, which was partially offset by an increase in current taxes payable of $28.9 million.

Inventory increased significantly due to large amounts of finished goods being on hand as a result of the terminated sales contract, while the increase in current taxes payable resulted from taxable gains on the disposal of Pretium units and the Bowdens project in Australia.

8. CAPITAL RESOURCES

Shareholders’ equity at September 30, 2011 was $987.7 million, an increase of $50.0 million from $937.7 million at December 31, 2010. This was due in part to the exercise of 949,891 options, share-based compensation expense and comprehensive income reported for the period. The Company also completed a transaction to acquire the non-controlling interest in the San Luis project in Peru for total excess consideration of $28.2 million. This is considered to be a distribution to that non-controlling interest and as a result is recorded as a reduction to equity of that amount.

As at September 30, 2011 the Company had approximately 80.6 million common shares outstanding, with a share capital value of $704.3 million. The Company also had 3.3 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between $11.50 and $40.62.

The Company’s financial position at September 30, 2011, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due. In addition, the Company is positioned to take advantage of strategic opportunities as they become available.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at November 9, 2011, the following common shares and options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
		C$	(years)
Capital stock	80,614,932
Stock options	3,283,971	$11.50 - $40.62	0.1 - 9.0

Fully diluted	83,903,903

9. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company’s financial instruments are exposed to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company’s overall risk management strategy seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors. The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are commodity price risk, foreign exchange risk and interest rate risk.

(i) Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the nine months ended September 30, 2011.

(ii) Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company is exposed to foreign exchange risk on its cash and cash equivalents, certain receivable balances, the convertible debenture receivable, VAT receivable and certain accounts payable and accrued liabilities.

The Company monitors and manages this risk closely with the objective of ensuring its group wide exposure to negative fluctuations in currencies against the USD is minimized. As at September 30, 2011 the Company has not entered into any derivatives to mitigate this risk and there has been no change in the Company’s objectives and policies for managing this risk. The Company’s exposure to foreign exchange risk during the nine months ended September 30, 2011 increased to the extent that additional Canadian dollar cash was received from the sale of Pretium units which are exposed to foreign exchange risk, however this was mitigated to an acceptable level through the conversion into U.S. dollars based on corporate objectives.

Also, on October 26, 2011 the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentinean Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The Company will comply with all laws and regulations, and is in the process of considering the impact that this has on the business.

(iii) Interest Rate Risk

Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The convertible debenture receivable and long-term convertible notes have fixed interest rates and are therefore not exposed to fluctuations in interest rates.

The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the nine months ended September 30, 2011.

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to deposits with financial institutions, trade receivables in the ordinary course of business, the recovery of the convertible debenture and the recovery of value added taxes, and the quality of its financial investments. There has been no change in the Company’s objectives and policies for managing this risk during the nine months ended September 30, 2011. However, the credit risk associated with the convertible debenture from Aurcana was considered to have reduced following the repayment of C$7 million on July 15, 2011, and additional principal repayment in October 2011.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure.

The Company’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. There has been no change in the Company’s objectives and policies for managing this risk and the Company considers that during the period the significant cash proceeds received from selling 11.5 million shares of Pretium and the Bowdens property has further reduced the Company’s exposure to liquidity risk during the nine months ended September 30, 2011.

10. OTHER RISKS AND UNCERTAINTIES

There were no changes to the Company’s exposure to risks and uncertainties, including risks relating to the Company’s foreign operations and environmental regulation as described in the 2010 year end and June 30, 2011 interim MD&A.

For further information regarding the Company’s operational risks, please refer to the section entitled ‘Risk Factors’ in the ‘Annual Report on Form 20-F’ for the year ended December 31, 2010, which is available at www.sedar.com.

11. RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2011, the Company recorded administrative, technical services and expense reimbursements of $179,000 (December 31, 2010 - $19,000) from companies related by common directors or officers including our equity accounted associate. At September 30, 2011, trade and other receivables include $257,000 (December 31, 2010 - $2,000) and trade and other payables include $329,000 (December 31, 2010 - $nil) with these related parties primarily due to transaction costs from the sale of the Snowfield and Brucejack properties and the subsequent sale of Pretium shares. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

12. SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

As at September 30, 2011 the Company retained an ownership interest in Pretium of 28.39% . This investment is being accounted for under the equity method. The following table is an estimation of the assets and liabilities, and net loss of Pretium at:

	September 30	December
	2011	2010
	C$ 000s	C$ 000s
Cash and cash equivalents	31,793	48,534
Mineral properties	476,169	450,000
Other fixed assets	2,113	-
Other receivables and payables	1,161	(40,146)
Net assets	511,236	458,388

	Three months ended		Nine months ended
		September 30	September 30
	2011	2010	2011	2010
	C$ 000s	C$ 000s	C$ 000s	C$ 000s
Stock-based compensation	1,969	-	10,555	-
Other	897	-	2,129	-
Net Loss	2,866	-	12,684	-

13. NON-GAAP MEASURES

Non-GAAP measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

This classification is based upon The Silver Institute’s production cost standard as endorsed on June 16, 2011. Previous to this the Company reported cash production cost, cash operating cost and total production cost, and moved to The Silver Institute’s production cost standard in its disclosures from June 30, 2011 in order to disclose a more standardized meaning within the industry. The key differences between this presentation and the Company’s previous disclosure is that cash production costs included by-product credits whereas direct mining costs per The Silver Institute guidance only include costs incurred at the mine site. Total cash costs and cash operating costs remain consistent. Total production costs are consistent except that the Company had previously included reclamation costs which are excluded from The Silver Institute’s guidance.

The following table provides a reconciliation of direct mining costs, total cash costs and total production costs to cost of sales, as reported in our Consolidated Interim Statement of Income (Loss):

	3 months ended September 30		9 months ended September 30
	2011	2010	2011	2010
	$000s	$000s	$000s	$000s

Cost of inventory per income statement	11,532	25,013	53,436	56,067
Movement in inventory	14,891	(4,845)	16,790	1,033
Other adjustments		-		-
Direct mining expenses	26,423	20,168	70,226	57,100
Third party smelting, refining and
transportation costs	8,620	8,957	38,000	17,302
By-product credits	(1,645)	-	(4,628)	-
Royalties & production taxes	204	3,639	13,017	6,025

Total cash costs	33,602	32,764	116,615	80,427

Depletion, depreciation and amortization per
income statement	2,410	5,554	13,439	16,291
Movement in inventory	4,031	123	4,972	662
Total production costs	40,043	38,441	135,026	97,380

Production (ounces)	1,631,281	1,932,978	5,304,191	4,234,702

Direct mining expenses (per ounce)	16.20	10.43	13.24	13.48
Total cash cost (per ounce)	20.60	16.95	21.99	18.99
Total production cost (per ounce)	24.55	19.89	25.46	23.00

Non-GAAP measures – adjusted income (loss)

The Company has included the non-GAAP performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the consolidated financial statements:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$000's	$000's	$000's	$000's

Net income (loss) attributable to shareholders	21,836	(10,407)	77,545	(23,169)

Adjusted for:
Loss (gain) on sale and write off of mineral properties	(46,845)	65	(46,022)	(13,073)
Gain on partial disposal of associate	-	-	(39,266)	-
Unrealised (gain) loss on financial instruments at FVTPL	(5,362)	2,766	(13,477)	(9,237)
(Gain) on dilution of associate	(1,803)	-	(1,803)	-
Share of loss of associate	624	-	4,616	-

Adjusted net (loss)	(31,550)	(7,576)	(18,406)	(45,479)

Weighted average shares outstanding (000's)	80,549	78,767	80,223	77,531

Adjusted basic (loss) per share (cents)	(0.39)	(0.10)	(0.23)	(0.59)

14. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

There has been no change to the Company’s critical accounting estimates since June 30, 2011 except for the impairment assessment and the determination of ore resources and mineral reserves at the Pirquitas mine that are discussed below. Readers are encouraged to read the critical accounting policies and estimates as described in the Company’s unaudited interim consolidated financial statements (note 2) and in the MD&A for the three months ended March 31, 2011.

Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, reserves, operating costs, closure and rehabilitiation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty, hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Determination of ore reserve and mineral resource estimates The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserve estimates being revised. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values and provisions for close down and restoration costs.

As at September 30, 2011, the Company determined that there were impairment indicators for the Company’s wholly-owned operating Pirquitas mine as a result of revised mineral Resources and Reserve estimates. Management performed an impairment assessment to determine fair value based on estimates of discounted future after-tax cash flows expected to be derived from the Pirqutias mine using a discount rate of 9% and forecasted silver prices that reflect market consensus. The Company’s assessment concluded that the carrying value of the Pirquitas’ mine assets are not impaired at this time.

International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011 Canadian publicly-listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 was the Company’s first reporting period under IFRS.

The Company has now substantially completed its IFRS changeover plan, with just the post-implementation phase remaining.

The following outlines the Company’s transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Notes 2 and 25 to the consolidated interim financial statements for the three months ended March 31, 2011 provide more detail on key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

Shareholders’ Equity Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company recorded a reduction in shareholders’ equity of $97.3 million as at January 1, 2010. A full reconciliation of this adjustment is included in the interim consolidated financial statements for the three months ended March 31, 2011. The table below outlines adjustments to shareholders’ equity from the adoption of IFRS at September 30, 2010 for comparative purposes. In accordance with IFRS 1, the Company was required to maintain all previous estimates and assumptions in existence including but not limited to metal prices, discount rates, capital and operating costs, reserves and resources.

The following is a summary of the adjustments to shareholders’ equity as at September 30, 2010 under IFRS (all of which are outlined in the notes to the consolidated interim financial statements), expressed in thousands of USD:

September 30
2010
$
Total shareholders' equity reported under Canadian GAAP	624,460

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(80,868)
Share-based payments	(52)
Functional currency	6,667
Convertible notes	(7,945)
Deferred tax liabilities	(6,721)

Total shareholders' equity reported under IFRS	535,541

Comprehensive Income Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded an increase in total comprehensive income of $2.6 million and $9.2 million for the three and nine months ended September, 2010 respectively.

The following is a summary of the adjustments to comprehensive income for the three and nine months ended September 30, 2010 under IFRS (all of which are outlined in the notes to the consolidated interim financial statements), expressed in thousands of USD:

	3 months ended	9 months ended
	September 30	September 30
	2010	2010
	$	$
Total comprehensive loss as reported under Canadian GAAP	(2,722)	(28,932)

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	1,040	3,150
Share-based payments	238	824
Functional currency	2,973	1,634
Convertible notes	(2,892)	9,140
Deferred tax liabilities	1,300	(5,520)

Total comprehensive loss as reported under IFRS	(63)	(19,704)

Cash Flow Impact

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company is in the final stages of completing the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. The existing control framework has been applied to the IFRS changeover process. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

The Company is in the process of reviewing the impacts of the IFRS transition project on its compensation arrangements, in particular those that are calculated based on indicators in the financial statements.

Information Technology and Systems

The IFRS transition project did not have a significant impact on information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The International Accounting Standards Board (“IASB”) is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

15. FUTURE ACCOUNTING CHANGES

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces mulitiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011 the IASB issued the following statements:

i.	IFRS 10, Consolidation (“IFRS 10”) (see further details below)

ii.	IFRS 11 Joint Venture (“IFRS 11”) ( see further details below)

iii.	IFRS 12 Disclosures of Involvement with Other Entities (“IFRS 12”) (see further details below)

iv.	IAS 27 Separate Financial Statement (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v.	IAS 28 Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On June 16, 2011 the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In October 2011 the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

16. INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. On August 31, 2011 the Chief Financial Officer left the Company, appropriate actions were implemented to ensure that this would not have a material effect on internal control over financial reporting. There have been no other changes in internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to affect internal control over financial reporting.

17. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward looking statements”) related to the Company and its operations, and in particular, the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward looking statements relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our San Luis and Pitarrilla projects and other development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at our Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects including; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations, development or including start-up delays and operational issues; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; our history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties and the surface rights thereon; our ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of our directors’ and officers’ involvement with other natural resource companies; our ability to attract and retain qualified management to grow our business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; our ability to maintain adequate internal control over financial reporting; our ability to monetize the full value of our interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.